UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

MOBILICOM LIMITED Commission File Number 333-264523
(Translation of registrant’s name into English)

1 Rakefet Street Shoham, Israel 6083705
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Attached hereto and incorporated herein is the Registrant’s: (i) press release issued on August 24, 2022, titled “Mobilicom Limited Announces Pricing of USD $11.8 Million Public Offering and Nasdaq Listing” and (ii) press release issued on August 30, 2022, titled “Mobilicom Limited Announces Closing of Initial Public Offering.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Mobilicom Limited Announces Pricing of USD $11.8 Million Public Offering and Nasdaq Listing”

99.2	Press release titled: “Mobilicom Limited Announces Closing of Initial Public Offering”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: August 30, 2022	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairmen

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